UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Primus Guaranty, Ltd.

(Name of Issuer)

Common Shares, par value $0.08 per share

(Title of Class of Securities)

G72457107

(CUSIP Number)

February 14, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant

to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G72457107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). XL Capital Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 14,901,482 (see Item 4)
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,901,482 (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,901,482
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 33.1%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G72457107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). XL Insurance (Bermuda) Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 14,901,482 (see Item 4)
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,901,482 (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,901,482
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 33.1%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G72457107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). XL Capital Principal Partners I, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 0 (see Item 4)
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Item 1(a).	Name of Issuer:

Primus Guaranty, Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

Item 2(a).	Name of Person Filing:

This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Act:

(i) XL Capital Ltd;
(ii) XL Insurance (Bermuda) Ltd; and
(iii) XL Capital Principal Partners I, L.L.C. (collectively the “Reporting Persons”)

XL Insurance (Bermuda) Ltd is the record owner of 14,901,482 shares of the Issuer’s Common Shares.  XL Insurance (Bermuda) Ltd, a Bermuda corporation, is a wholly owned subsidiary of XL Capital Ltd.

XL Capital Principal Partners I, L.L.C. was the record owner of 418,693 shares of the Issuer’s Common Shares, par value $0.08 per share (the “Common Shares”) which shares were disposed of in market transactions in 2005.  XL Capital Partners Corporation, a Cayman Islands corporation, a wholly owned subsidiary of XL Capital Ltd, is the General Partner of XL Capital Partners I, LP and XL Principal Partners I, LP, which are the Managing Members of XL Capital Principal Partners I, L.L.C.

Item 2(b).	Address of Principal Business Office:

The Address of the Principal Business Office of each Reporting Person is:

XL House
One Bermudiana Road
Hamilton HM 11, Bermuda

Item 2(c).	Citizenship:

(i) XL Capital Ltd — Bermuda
(ii) XL Insurance (Bermuda) Ltd — Bermuda
(iii) XL Capital Principal Partners I, L.L.C. — Delaware

Item 2(d).	Title of Class of Securities:

Issuer’s Common Shares, par value $0.08 per share.

Item 2(e).	CUSIP Number:

G72457107

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned by each Reporting Person:
	(i) XL Capital Ltd	14,901,482*
	(ii) XL Insurance (Bermuda) Ltd	14,901,482*
	(iii) XL Capital Principal Partners I, L.L.C.	0*

*As of October 5, 2004, the completion date of the Issuer’s initial public offering the amount beneficially owned by XL Capital Ltd includes 13,486,735 Common Shares owned by XL Insurance (Bermuda) Ltd, 418,693 Common Shares owned by XL Capital Principal Partners I, L.L.C. and warrants to purchase 1,414,747 Common Shares held by XL Insurance (Bermuda) Ltd., which beneficial ownership was initially disclosed in the Schedule 13G filed with the Commission on January 26, 2005.  Such warrants were exercised on February 14, 2007 and 1,414,747 Common Shares were issued in accordance with the terms of the warrants.  XL Capital Principal Partners I, L.L.C. disposed of the 418,693 Common Shares it owned in market transactions in 2005, which dispositions were reported on Forms 4 filed on May 31, 2005 and August 18, 22 and 23, 2005.

(b)	Percent of class:
	(i) XL Capital Ltd	33.1%**
	(ii) XL Insurance (Bermuda) Ltd	33.1%**
	(iii) XL Capital Principal Partners I, L.L.C.	0%**

**These figures are calculated based on 45,029,203 Common Shares issued and outstanding as of November 1, 2007, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2007.

(c)

XL Capital Ltd
Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:	0
(ii) shared power to vote or to direct the vote:	14,901,482
(iii) sole power to dispose or to direct the disposition of:	0
(iv) shared power to dispose or to direct the disposition of:	14,901,482

XL Insurance (Bermuda) Ltd
Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:	0
(ii) shared power to vote or to direct the vote:	14,901,482
(iii) sole power to dispose or to direct the disposition of:	0
(iv) shared power to dispose or to direct the disposition of:	14,901,482

XL Capital Principal Partners I, L.L.C.
Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:	0
(ii) shared power to vote or to direct the vote:	0
(iii) sole power to dispose or to direct the disposition of:	0
(iv) shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A hereto (incorporated by reference to Schedule 13G filed with the Commission on January 26, 2005).

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2008
XL CAPITAL LTD

By: /s/ Kirstin Romann Gould
Name: Kirstin Romann Gould Title: Secretary
XL INSURANCE (BERMUDA) LTD

By: /s/ Kirstin Romann Gould
Name: Kirstin Romann Gould Title: Secretary
XL CAPITAL PRINCIPAL PARTNERS I, L.L.C.

By: XL CAPITAL PARTNERS CORPORATION[1]
By: /s/ Kirstin Romann Gould
Name: Kirstin Romann Gould Title: Secretary

1           XL Capital Partners Corporation, a Cayman Islands corporation, is the General Partner of XL Capital Partners I, LP and XL Principal Partners I, LP, which are the Managing Members of XL Capital Principal Partners I, L.L.C.